Matthew A. Swendiman Direct: (513) 629-2750 MSwendiman@Graydon.com	September 17, 2013

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC  20549

RE:	Monteagle Funds (the “Trust”) (File Nos. 811-08529 and 333-41461) on behalf of The Texas Fund (the “Fund”), the proposed new series of the Trust

Dear Securities:

Dear Ladies and Gentlemen:

At the request of Ms. Amy Miller and Ms. Anu Dubey, both of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter contains the Trust’s response to oral comments received from Ms. Miller on July 29 and 30, 2013 and from Ms. Dubey on August 22, 2013 in connection with the review of Post-Effective Amendment No. 42 under the Securities Act of 1933, as amended, and Amendment No. 45 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”), to the Trust’s Registration Statement on Form N-1A, filed electronically on June 14, 2013.  Set forth below is a summary of the comments received from Ms. Miller and Ms. Dubey and the Trust’s responses thereto.

Summary and Statutory Prospectuses (together, the “Prospectus”) – Part A

1.	Comment: Please confirm that the Fund does not have acquired fund fees and expenses to present in the fee table.

Response:  While the Fund may occasionally invest in unaffiliated investment companies, the Fund does not intend to invest in such funds where the amount of acquired fund fees and expenses would exceed one basis point. The fee table, therefore, shows acquired fund fees and expenses of 0.00%.  Any acquired fund fees or expenses incurred by the Fund pursuant to an investment in an unaffiliated investment company under one basis point are included in the “Other Expenses” row of the fee table.

2.	Comment: Please consider removing the Fee Waivers and Expense Reimbursements and Net Expenses lines on the fee table as redundant.

Response:  The Trust has revised the disclosure as you have requested on page 1 of the Prospectus.

Securities and Exchange Commission
September 17, 2013

3.	Comment: Please consider removing the second table under the expense example as redundant.

Response:  The Trust has revised the disclosure as you have requested on page 2 of the Prospectus.

4.
Comment:  Please update the Fund’s principal investment strategy so that the disclosure reflects the Fund’s investment of at least 80% of its net assets, less any borrowing for investment purposes, in common stock of companies with 50% of revenue, income or assets within the State of Texas, as required by Rule 35d-1.

Response:  The Trust has revised the disclosure as you have requested on pages 2 and 16-17 of the Prospectus.

5.
Comment:  Please restate the language regarding the Trust’s concentration policy within the principal investment strategies and confirm that the Fund will be managed consistent with the Trust’s concentration policy.

Response:  The Fund will be managed consistent with the Trust’s concentration policy; however, management will seek Board approval to excuse the Fund from the Trust’s non-fundamental policy where, “if the 25% threshold is exceeded due to market appreciation, the portfolio managers shall commence an orderly reduction in holdings to bring the aggregate investment in any industry or group of related industries to below 25%.”

The Trust has revised the disclosure as you have requested on pages 2 and 17 of the Prospectus.

6.
Comment:  Please revise the disclosure regarding having a high level of concentration in the oil and gas industry since “concentration” connotes a holding of 25% or more, which is in conflict with the Fund’s concentration policy.

Response: The Trust has revised the disclosure as you have requested on pages 2 and 17 of the Prospectus.

7.
Comment:  Please move the disclosure regarding “Risks in General” from the “Principal Risks” section within the summary prospectus to the “Principal Investment Risks” section within the statutory prospectus.

Response:  The Trust has revised the disclosure as you have requested on page 18 of the Prospectus.

8.	Comment: Please amend the disclosure regarding “Geographic Concentration Risk” to include more Texas-specific risks.

Securities and Exchange Commission
September 17, 2013

Response:  The Trust has revised the disclosure as you have requested on pages 3 and 18 of the Prospectus.

9.	Comment: Please ensure that principal investment risks are tied to specific principal investment strategies, such as the “Small and Mid-Capitalization Company Risk.”

Response:  The Trust has revised the disclosure as you have requested on pages 2 and 17 of the Prospectus.

10.
Comment: Please provide more information regarding the manner in which Team Financial Strategies (the “Sub-Adviser”) will manage the Fund’s assets, and clarify the level of experience the Sub-Adviser has with managing investment companies.

Response:  The Trust has added additional disclosure regarding the Sub-Adviser’s management style on pages 2 and 16-17 of the Prospectus, including more discussion of the impact of investment across the market capitalization spectrum (See Response 8), and the Sub-Adviser’s use of fundamental and technical analyses. The Trust has clarified that the Sub-Adviser has managed individual separate accounts rather than private investment vehicles prior to managing the Fund on pages 3 and 18 of the Prospectus.  The Trust has also added additional disclosure regarding the Sub-Adviser’s use of options on market indices for hedging purposes on page 17 of the Prospectus.

11.	Comment: Please revise the Fund’s non-fundamental sector concentration policy to prevent conflict with the Fund’s fundamental concentration policy.

Response: The Trust has revised the disclosure as you have requested on page 11 of the SAI.

12.	Comment: Please remove discussion of a Temporary Defensive Position from the summary prospectus to conform to Form N-1A.

Response: The Trust has revised the disclosure as you have requested on page 3 of the Prospectus.

13.	Comment: Please clarify what types of funds the Fund may invest in that will subject the shareholders of the Fund to duplicative management fees when assuming a temporary defensive position.

Response: The Trust has revised the disclosure as you have requested on page 18 of the Prospectus.

14.	Comment: Please confirm that the Sub-Adviser is a state-registered investment adviser.

Securities and Exchange Commission
September 17, 2013

Response:  The Sub-Adviser is an investment adviser registered in the State of Texas (IARD / CRD Number 134104).  Per the Trust’s discussion with Ms. Miller, the Sub-Adviser will seek federal registration coincident with the Fund’s effectiveness.

15.	Comment: Please move disclosure regarding “Who May Want to Invest in the Fund” to conform to Form N-1A.

Response:  The Trust has revised the disclosure as you have requested beginning on page 7 of the Prospectus.

16.	Comment: Please add disclosure regarding Jody Team’s status as the lead portfolio manager.

Response: The Trust has revised the disclosure as you have requested on pages 4 and 6 of the Prospectus.

17.	Comment: Please define CDSC as “contingent deferred sales charges” in the section entitled “CDSC for Certain Purchases of Shares.”

Response: The Trust has revised the disclosure as you have requested on page 7 of the Prospectus.

18.	Comment: Please consider moving the language regarding what classes of shares the Fund offers from the “Management” section to the “Your Account” section.

Response: The Trust has moved the language to page 7 of the Prospectus.

19.	Comment: Please clarify how the Fund’s net asset value is calculated based on Item 11(a) of the Form N-1A.

Response: The Trust has revised the disclosure as you have requested on page 8 of the Prospectus.

20.	Comment: Please update the redemption language under “Selling Shares” to comply with Rule 22e-1.

Response: The Trust has revised the disclosure as you have requested on page 11 of the Prospectus.

21.	Comment: Please clarify whether the derivative instruments held by the Fund are counted towards the Fund’s 80% investment threshold in common stock of certain companies.

Response: Derivate instruments are not counted towards the Fund’s 80% investment threshold in common stock of certain companies.

Securities and Exchange Commission
September 17, 2013

22.	Comment: Please consider moving the “No Intention to be a ‘Sector Fund’” provision from the “Principal Investment Risks” section to the discussion regarding the Fund’s investment strategy.

Response: The Trust has moved such provision as you have requested to page 17 of the Prospectus.

23.	Comment: Please remove references to series other than the Texas Fund from the back page of the statutory prospectus.

Response: The Trust has revised the disclosure as you have requested on the back page of the statutory prospectus.

Statement of Additional Information (“SAI”) – Part B

24.	Comment: Please place disclosure regarding the Trust’s history before the section on Investment Policies and Risks.

Response:  The Trust has revised the disclosure as you have requested on page 2 of the SAI.

25.	Comment: Please review the title of the “Securities Rating Information” section. Please also add additional disclosure regarding “junk bonds” in the third paragraph of this section.

Response:  The Trust has revised the title and disclosure as you have requested on page 1 of the SAI.

26.	Comment: Please separate disclosure regarding commercial paper and money market funds from the “Temporary Defensive Position” section.

Response:  The Trust has revised the disclosure as you have requested on page 3 of the SAI.

27.	Comment: Please remove redundant disclosure within the “Hedging and Option Income Strategies” section.

Response:  The Trust has revised the “Hedging and Option Income Strategies” section beginning on page 3 of the SAI.

28.	Comment: Please clarify the Nominating Committee’s position on accepting nomination candidates proposed by shareholders for election as Trustees.

Securities and Exchange Commission
September 17, 2013

Response:  The disclosure on page 14 of the SAI accurately reflects the Nominating Committee’s position to not consider for nomination candidates proposed by shareholders for election as Trustees.

29.	Comment: Please clarify the fees charged by Nashville Capital Corporation (the “Adviser”) as presented in the table on page 17 of the SAI.

Response:  The tabular data on pages 17-18 of the SAI has been updated to reflect the proper fees charged by the Adviser.

30.	Comment: Please clarify why the sub-advisory fee identified on page 18 of the SAI increases as the Fund’s average daily net assets increase.

Response:  The Board of Trustees of the Trust determined it was appropriate to compensate the Sub-Adviser with an  increasing sub-advisory fee in order to give the Sub-Adviser an incentive for distribution.

31.	Comment: Please clarify the roles of legal counsel.

Response:  As of June 14, 2013, Ms. Lorna Schnase, Attorney at Law, Houston, Texas, served generally as legal counsel to the Trust and the Independent Trustees.  Graydon Head & Ritchey LLP (“Graydon”), Cincinnati, Ohio, served only as legal counsel to the Trust and to the Independent Trustees for the limited purpose of providing services coincident with effectiveness of The Texas Fund. On July 1, 2013, however, Graydon became legal counsel to the Trust and the Independent Trustees for each series of funds in the Trust.  Ms. Schnase no longer provides services to the Trust or to its Independent Trustees.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 17, 2013

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of Monteagle Funds

cc:	Ms. Amy Miller
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Ms. Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mr. Paul Ordonio
Monteagle Funds
2506 Winford Avenue
Nashville, TN 37211

MAS:LAV